Exhibit 3.36(b)

STATE OF DELAWARE

CERTIFICATE FOR RENEWAL AND REVIVAL OF CHARTER

OF

PANAMSAT CARRIER SERVICES, INC.

(Pursuant to Section 312 of the Delaware General Corporation Law)

PanAmSat Carrier Services, Inc., a corporation organized under the laws of Delaware, the charter of which was rendered void for failure of non payment of taxes, now desires to procure a revival of its charter, and hereby certifies as follows:

FIRST: The name of the corporation is PanAmSat Carrier Services, Inc. (hereinafter called the “Corporation”).

SECOND: The registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle. The name of the registered agent at that address is The Prentice-Hall Corporation System, Inc.

THIRD: The date of filing of the original Certificate of Incorporation in Delaware is July 14, 1993.

FOURTH: The restoration, renewal and revival of the charter of this company is effective upon filing with the Secretary of State of Delaware. This renewal and revival of the charter is to be of perpetual duration.

FIFTH: The corporation was duly organized and carried on the business authorized by its charter until March 1, 2001, at which time its charter became inoperative and void for non payment of taxes and this certificate for renewal and revival is filled by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the undersigned certifies that all statements above are true and correct and executed this Certificate of Revival, Renewal and Restoration on this 23rd day of January, 2002.

/s/ E. Jean Kim
E. Jean Kim
Director of Corporate Affairs &
Assistant Secretary